UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

———————

FORM 8-K

———————

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **November 6, 2006**



———————

Cross Country Healthcare, Inc.

(Exact name of registrant as specified in its charter)

———————

Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487

(Address of Principal Executive Office) (Zip Code)

(561) 998-2232

(Registrant's telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   **Results of Operations and Financial Condition**

(a)   On November 6, 2006, the Company issued a press release announcing results for the quarter ended September 30, 2006, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K. This information is being furnished under Item 2.02 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 9.01   **Financial Statements and Exhibits**

(c)   Exhibits

Exhibit	Description
99.1	Press Release issued by the Company on November 6, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

By: /s/ EMIL HENSEL
       Emil Hensel
       Chief Financial Officer

Dated: November 6, 2006

LINKS

Exhibit 99.1



NEWS

FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE REPORTS THIRD QUARTER 2006 RESULTS

BOCA RATON, Fla. – November 6, 2006 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) today reported revenue of $162.9 million and net income of $0.1 million, or $0.00 per diluted share for the third quarter ended September 30, 2006. Net income for the third quarter was negatively impacted by a previously disclosed after-tax charge of approximately $5.4 million, or $0.17 per diluted share, related to the settlement of a lawsuit. Excluding this charge, the Company had net income of $5.5 million, or $0.17 per diluted share. A year earlier, the Company had revenue of $163.1 million and net income of $5.0 million, or $0.15 per diluted share in the third quarter of 2005. Cash flow from operations for the third quarter of 2006 was $9.6 million.

For the nine month period ended September 30, 2006, Cross Country Healthcare reported revenue of $479.4 million and net income of $9.1 million, or $0.28 per diluted share, which includes the aforementioned after-tax charge associated with the legal settlement. This compares to revenue of $481.7 million and net income of $9.9 million, or $0.30 per diluted share, in the first nine months of the prior year. Cash flow from operations for the first nine months of 2006 was $29.7 million.

"We are pleased to report improving operating performance and continued strong cash flow generation in the third quarter. Excluding the legal settlement charge, our net income per diluted share of $0.17 would have been two-cents ahead of the prior year quarter and above the guidance range for the third quarter that we provided in August. We also completed the strategic Metropolitan Research acquisition during the third quarter, which we believe substantially enhances the scope of our clinical staffing service offerings" said Joseph A. Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc.

"Despite relatively weak hospital admission trends in the first half of 2006, our core travel nurse staffing business regained traction during the third quarter and this improved momentum is continuing into the fourth quarter. In addition, our organic clinical research staffing business appears to be on a solid growth track and the new Metropolitan Research business is continuing the attractive growth trend it had achieved prior to our acquisition," added Mr. Boshart.

Healthcare Staffing

For the third quarter of 2006, the healthcare staffing business segment (travel and per diem nurse, travel allied health and clinical research staffing) generated revenue of $151.4 million, a 4.5% sequential increase from the second quarter of 2006 and essentially unchanged from the prior year quarter. The sequential improvement reflected an increase in revenue from travel staffing, the added revenue from the Metropolitan Research acquisition and an organic increase from clinical research staffing, which was partially offset by lower revenue from per diem nurse staffing. On a year-over-year basis, revenue from clinical research and travel staffing was higher while per diem staffing was lower than the third quarter of 2005. Segment staffing volume (excluding Metropolitan Research) increased 1% sequentially from the second quarter of 2006 and was 5% lower than the prior year quarter – travel staffing volume increased slightly on a sequential basis and was 4% lower on a year-over-year basis.

Contribution income (defined as income from continuing operations before interest, income taxes, depreciation and amortization, legal settlement charge and corporate expenses not specifically identified to a reporting segment), decreased slightly in the third quarter of 2006 to $15.2 million from $15.3 million in the same quarter of 2005, reflecting improved contributions from clinical research and travel staffing that were offset by a lower contribution from per diem staffing. Additionally, during the third quarter of 2006, the bill-pay spread in the travel nurse staffing business expanded while housing costs continued to increase.

(more)

For the first nine months of 2006, segment revenue decreased by 1% to $443.9 million from $446.9 million in the same period a year ago, while contribution income increased 16% to $42.5 million from $36.7 million in the prior year period.

Other Human Capital Management Services

For the third quarter of 2006, the other human capital management services business segment (education and training and retained search) generated revenue of $11.5 million, a 2% decrease from revenue of $11.7 million in the same quarter in the prior year. The decline reflected a decrease in revenue from the education and training business that was partially offset by higher revenue from the retained search business. Segment contribution income of $2.2 million was essentially flat in the third quarter of 2006 compared with the prior year quarter.

For the first nine months of 2006, segment revenue increased 2% to $35.5 million from $34.8 million in the same period a year ago, and contribution income rose by 12% to $7.1 million from $6.4 million in the prior year period.

Debt Repayment

At September 30, 2006, the Company had $20.7 million of total debt on its balance sheet, which includes $16.0 million drawn from its revolving credit facility to fund the recently completed Metropolitan Research acquisition. These borrowings were offset by net payments of $5.7 million from operating cash flow during the third quarter. At the end of the third quarter the Company had a debt to total capitalization ratio of 5.3%.

Stock Repurchase Program Update

The Company repurchased 74,400 shares of its common stock during the third quarter of 2006 at an average cost of $16.35 per share. The Company can purchase up to an additional 74,872 shares under its stock repurchase program authorized in November 2002. In May 2006, the Company's Board of Directors authorized a new stock repurchase program whereby the Company may repurchase up to an additional 1.5 million of its common shares, subject to the constraints of the Company's current credit agreement. The new stock repurchase authorization will commence upon the completion of the previously authorized stock repurchase program. Under these authorizations, the shares may be repurchased from time-to-time in the open market and may be discontinued at any time at the discretion of the Company. At September 30, 2006, the Company had approximately 32.0 million shares outstanding.

Guidance For Fourth Quarter 2006

The following statements are based on current management expectations. Such statements are forward-looking and actual results may differ materially. These statements do not include the potential impact of any future mergers, acquisitions or other business combinations, repurchases of the Company's common stock, or pending legal matters.

Based on the present industry dynamics, Cross Country Healthcare expects revenue in the fourth quarter of 2006 to be in the $172 million to $175 million range and EPS per diluted share to be in the range of $0.17 to $0.19.

Quarterly Conference Call

Cross Country Healthcare will hold a conference call on Tuesday, November 7th at 10:00 a.m. Eastern Time to discuss its third quarter 2006 financial results. This call will be webcast live by Thomson Financial and may be accessed at the Company's web site at www.crosscountry.com or by dialing 888-395-6878 from anywhere in the U.S. or by dialing 517-319-9285 from non-U.S. locations – Passcode: Cross Country. A replay of the webcast will be available through November 21st. A replay of the conference call will be available by telephone from approximately noon on November 7th until November 21st by calling 866-489-2878 from anywhere in the U.S. or by calling 203-369-1663 from non-U.S. locations.

(more)

About Cross Country Healthcare

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States. The Company has a national client base of approximately 3,000 hospitals, pharmaceutical companies and other healthcare providers. Copies of this and other news releases as well as additional information about Cross Country Healthcare can be obtained online at www.crosscountryhealthcare.com. Shareholders and prospective investors can also register at the corporate website to automatically receive the Company's press releases, SEC filings and other notices by e-mail.

# # #

For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Cross Country Healthcare, Inc.
Phone: 877-686-9779
Email: hgoldman@crosscountry.com

Cross Country Healthcare, Inc.
Condensed Consolidated Statements of Income (a)
(Unaudited, amounts in thousands, except per share data)

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	% Change	2006	2005	% Change
Revenue from services	$ 162,876	$ 163,144	(0%)	$ 479,407	$ 481,673	(0%)
Operating expenses:						
Direct operating expenses	125,083	125,234	(0%)	367,983	377,898	(3%)
Selling, general and administrative expenses	26,790	26,686	0%	81,779	78,772	4%
Bad debt expense	—	145	(100%)	22	583	(96%)
Depreciation	1,315	1,206	9%	4,020	3,551	13%
Amortization	418	356	17%	1,130	1,068	6%
Legal settlement charge	8,827	—	ND	8,827	—	ND
Total operating expenses	162,433	153,627	6%	463,761	461,872	0%
Income from operations	443	9,517	(95%)	15,646	19,801	(21%)
Other expenses:						
Interest expense, net	273	953	(71%)	979	2,822	(65%)
Income from continuing operations before income taxes	170	8,564	(98%)	14,667	16,979	(14%)
Income tax expense	50	3,314	(98%)	5,660	6,571	(14%)
Income from continuing operations	120	5,250	(98%)	9,007	10,408	(13%)
Discontinued operations, net of income taxes	2	(268)	(101%)	118	(541)	(122%)
Net income	$ 122	$ 4,982	(98%)	$ 9,125	$ 9,867	(8%)
Net income/(loss) per common share – basic:						
Income from continuing operations	$ 0.00	$ 0.16		$ 0.28	$ 0.32	
Discontinued operations, net of income taxes	0.00	(0.01)		0.00	(0.01)	
Net income	$ 0.00	$ 0.15		$ 0.28	$ 0.31	
Net income/(loss) per common share - diluted:						
Income from continuing operations	$ 0.00	$ 0.16		$ 0.28	$ 0.32	
Discontinued operations, net of income taxes	0.00	(0.01)		0.00	(0.02)	
Net income	$ 0.00	$ 0.15		$ 0.28	$ 0.30	
Weighted average common shares outstanding - basic	32,067	32,290		32,095	32,250	
Weighted average common shares outstanding - diluted	32,618	32,943		32,721	32,800	

_____

ND - Not determinable

(a) The prior period has been reclassified to conform to the 2006 presentation.

Reconciliation of Net Income and Net Income Per Diluted Share Excluding Legal Settlement Charge to Net Income (a)
(Unaudited, amounts in thousands, except per share data)

	Three Months Ended September 30, 2006
Net income excluding legal settlement charge	$ 5,543
Legal settlement charge – pretax	(8,827)
Taxes benefit from legal settlement charge	3,406
Net income	$ 122
Net income/(loss) per common share - diluted:	
Net income excluding legal settlement charge	$ 0.17
Legal settlement charge – pretax	(0.27)
Tax benefit from legal settlement charge	0.10
Net income	$ 0.00
Weighted average common shares outstanding – diluted	32,618

_____

(a)   In the three months ended September 30, 2006, the Company estimated a legal settlement charge related to its previously announced agreement to settle a specific class action lawsuit in California. The settlement amount relates to prior period matters and accordingly skews the comparisons to the prior year's quarter and the guidance provided in the Company's second quarter press release. Accordingly, the Company has adjusted net income by $5.5 million and net income per diluted share by $0.17, for this charge in it's discussion of the quarter's results to provide comparative information to investors.

Cross Country Healthcare, Inc.
Condensed Consolidated Balance Sheets
(Unaudited, amounts in thousands)

	September 30, 2006	December 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ —	$ —
Accounts receivable, net	107,343	107,787
Deferred tax assets	7,444	7,642
Income taxes receivable	5,030	2,752
Other current assets	17,310	22,571
Total current assets	137,127	140,752
Property and equipment, net	19,108	16,477
Trademarks, net	17,199	15,499
Goodwill, net	307,749	302,854
Other identifiable intangible assets, net	10,450	5,390
Debt issuance costs, net	600	689
Total assets	$ 492,233	$ 481,661
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 12,998	$ 12,082
Accrued employee compensation and benefits	40,259	47,940
Current portion of long-term debt	2,619	5,483
Other current liabilities	13,816	4,378
Total current liabilities	69,692	69,883
Non-current deferred tax liabilities	38,331	32,546
Long-term debt	18,062	19,946
Total liabilities	126,085	122,375
Commitments and contingencies		
Stockholders' equity:		
Common stock	3	3
Additional paid-in capital	253,503	255,340
Other stockholders' equity	112,642	103,943
Total stockholders' equity	366,148	359,286
Total liabilities and stockholders' equity	$ 492,233	$ 481,661

Cross Country Healthcare, Inc.
Segment Data (a) (b)
(Unaudited, amounts in thousands)

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	% Change	2006	2005	% Change
Revenue from unaffiliated customers:						
Healthcare staffing	$ 151,401	$ 151,414	(0%)	$ 443,928	$ 446,866	(1%)
Other human capital management services	11,475	11,730	(2%)	35,479	34,807	2%
	$ 162,876	$ 163,144	(0%)	$ 479,407	$ 481,673	(0%)
Contribution income (c):						
Healthcare staffing	$ 15,213	$ 15,310	(1%)	$ 42,522	$ 36,694	16%
Other human capital management services	2,181	2,197	(1%)	7,097	6,358	12%
	17,394	17,507	(1%)	49,619	43,052	15%
Unallocated corporate overhead	6,391	6,428	(1%)	19,996	18,632	7%
Depreciation	1,315	1,206	9%	4,020	3,551	13%
Amortization	418	356	17%	1,130	1,068	6%
Legal Settlement	8,827	—	ND	8,827	—	ND
Interest expense, net	273	953	(71%)	979	2,822	(65%)
Income from continuing operations before income taxes	$ 170	$ 8,564	(98%)	$ 14,667	$ 16,979	(14%)

Cross Country Healthcare, Inc.
Other Financial Data
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	2005	2006	2005
Net cash provided by operating activities (in thousands)	$ 9,610	$ 11,214	$ 29,711	$ 20,866
Statistical data (excluding Metropolitan Research):				
FTEs (d)	5,294	5,574	5,320	5,580
Weeks worked (e)	68,822	72,462	207,480	217,620
Average healthcare staffing revenue per FTE per week (f)	2,171	2,090	2,130	2,053

_____

ND - Not determinable

(a)   Segment data provided is in accordance with FASB Statement 131.

(b)   Certain 2005 quarterly amounts have been reclassified to conform to 2006 presentation.

(c)   Defined as income from continuing operations before interest, income taxes, depreciation, amortization, legal settlement charge, and corporate expenses not specifically identified to a reporting segment. Contribution income is a financial measure used by management when assessing segment performance.

(d)   FTEs represent the average number of contract staffing personnel on a full-time equivalent basis. FTEs excludes Metropolitan Research.

(e)   Weeks worked is calculated by multiplying the FTEs by the number of weeks during the respective period. Weeks worked excludes Metropolitan Research.

(f)   Average healthcare staffing revenue per FTE per week is calculated by dividing the healthcare staffing revenue by the number of weeks worked in the respective periods. Healthcare staffing revenue includes revenue from permanent placement of nurses. Amounts exclude Metropolitan Research.